希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

SUPPL

Our Ref : SEC/TW/USSEC/L250-08cc/fy
Your Ref :

18 November 2008

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549,
USA
Mailstop: 3-2

BY AIR MAIL

08006202

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617

We, a company incorporated in Hong Kong, furnish copies of the following documents (in English version only) regarding cancellation of admission to trading on the International Bulletin Board of London Stock Exchange for your kind attention and record:-

(1) Regulatory Announcement dated 17 November 2008 released on London Stock Exchange; and

(2) Overseas Regulatory Announcement dated 17 November 2008 released on Hong Kong Stock Exchange.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/P

Company	Hysan Dev
TIDM	HDV
Headline	Cancellation of Trading on Intl Bulletin Board
Released	07:00 17-Nov-08
Number	2585I07

RNS Number : 2585I
Hysan Development
17 November 2008

HYSAN DEVELOPMENT COMPANY LIMITED ("HYSAN")

Cancellation of admission to trading on the International Bulletin Board

Hysan is a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited and admitted for trading on the International Bulletin Board of London Stock Exchange.

Hysan announces to cancel the admission to trading on the International Bulletin Board of London Stock Exchange with effect from 15 December 2008. Hysan' s shares will continue to be listed on the Main Board of The Stock Exchange of Hong Kong Limited.

Hysan is a leading property investment, management and development company in Hong Kong with a major portfolio in high-quality office, retail and residential properties. It is the largest commercial landlord in the prime office/retail Causeway Bay district in Hong Kong. In September 2008, Hysan became a constituent member of the FTSE4Good Global Index, one of the best known indices for socially responsible investment.

On behalf of the Board
Wendy W.Y. Yung
Executive Director and Company Secretary

As at the date of this announcement, the Boardof Directorscomprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors)Tom Behrens-Sorensen,Fa-kuang HuandDr. Geoffrey Meou-tsenYeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien PinLee, Chien Lee andDr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

END

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Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code：00014)

OVERSEAS REGULATORY ANNOUNCEMENT

The following is the text of an announcement released to the London Stock Exchange on which Hysan Development Company Limited (the "Company") is admitted to trading on the International Bulletin Board.

17 November 2008

Cancellation of admission to trading on the International Bulletin Board

Hysan is a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited and admitted for trading on the International Bulletin Board of London Stock Exchange.

Hysan announces to cancel the admission to trading on the International Bulletin Board of London Stock Exchange with effect from 15 December 2008. Hysan's shares will continue to be listed on the Main Board of The Stock Exchange of Hong Kong Limited.

Hysan is a leading property investment, management and development company in Hong Kong with a major portfolio in high-quality office, retail and residential properties. It is the largest commercial landlord in the prime office/retail Causeway Bay district in Hong Kong. In September 2008, Hysan became a constituent member of the FTSE4Good Global Index, one of the best known indices for socially responsible investment.

On behalf of the Board
Wendy W.Y. Yung
Executive Director and Company Secretary

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

END